

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Reid Campbell
Chief Financial Officer
White Mountains Insurance Group Ltd.
80 South Main Street
Hanover, New Hampshire 03755

      Re: White Mountains Insurance Group Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 001-08993

Dear Mr. Campbell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 1A. Risk Factors
We may be deemed to be an investment company under U.S. federal securities law., page 22

1.   We note the disclosure of this risk factor, which appears to have been first presented in your 10-K for fiscal year ended December 31, 2017. Please tell us your basis for including this risk factor. In addition, tell us if you completed an analysis in regards to the Investment Company Act, and, if so, the factors considered in getting the analysis and what the analysis concluded. If applicable, please include in your response discussion of legal opinions and analysis you obtained.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit, Staff Accountant at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance